UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

**INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION**

**Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934**

Filed by the Registrant ☒

Filed by a Party other than the Registrant ☐

Check the appropriate box:

☐ Preliminary Proxy Statement

☐ Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☐ Definitive Proxy Statement

☒ Definitive Additional Materials

☐ Soliciting Material under §240.14a-12



CITIZENS FINANCIAL GROUP, INC.

(Name of Registrant as Specified In Its Charter)
(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check all boxes that apply):

☒ No fee required

☐ Fee paid previously with preliminary materials

☐ Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a-6(i)(1) and 0-11








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YOUR VOTE IS IMPORTANT

Votes submitted electronically must be received by 11:59 p.m. (Eastern Time) on April 23, 2025.

TO VOTE ONLINE AND ACCESS THE MEETING DOCUMENTS

Scan the QR code or go to envisionreports.com/CFG to vote your shares



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ANNUAL MEETING NOTICE

Important Notice Regarding the Availability of Proxy Materials for the Citizens Financial Group, Inc. Annual Meeting of Shareholders to Be Held on April 24, 2025

This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting.

The 2025 Proxy Statement, 2024 Annual Report on Form 10-K, and 2024 Annual Review are available at envisionreports.com/CFG.

Under Securities and Exchange Commission rules, you are receiving this notice that the proxy materials for the Annual Meeting are available on the Internet. The items to be voted on and location of the meeting are on the reverse side.

If you want to receive a copy of the proxy materials, you must request one. There is no charge to you for requesting a copy. Please make your request by using one of the methods listed on the reverse side at least 10 days prior to the meeting to facilitate timely delivery.



To attend and vote at the meeting, please refer to the proxy statement for requirements.

ATTEND

the meeting on April 24, 2025 at 9:00 a.m. (Eastern Time).



MEETING DETAILS

The Annual Meeting of Shareholders of Citizens Financial Group, Inc. will be held on April 24, 2025 at 9:00 a.m. (Eastern Time) at One Citizens Plaza, Providence, Rhode Island 02903.

Proposals to be voted on at the meeting are listed below along with the Board of Directors' recommendations.

THE BOARD OF DIRECTORS RECOMMEND A VOTE FOR ALL THE NOMINEES LISTED:

1. Election of Directors:

01 - Bruce Van Saun	02 - Lee Alexander	03 - Tracy A. Atkinson
04 - Christine M. Cumming	05 - Kevin Cummings	06 - William P. Hankowsky
07 - Edward J. Kelly III	08 - Robert G. Leary	09 - Terrance J. Lillis
10 - Michele N. Siekerka	11 - Christopher J. Swift	12 - Claude E. Wade
13 - Marita Zuraitis		

THE BOARD OF DIRECTORS RECOMMEND A VOTE FOR PROPOSALS 2 AND 3:

2. Advisory Vote on Executive Compensation.

3. Ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the 2025 fiscal year.

PLEASE NOTE: YOU CANNOT VOTE BY RETURNING THIS NOTICE
To vote shares you must go online or request a paper copy of the proxy materials to receive a proxy card. If you wish to attend and vote at the meeting, please bring this notice with you.

ORDER MATERIALS

Please make your materials request by using one of the methods listed below. You will need the number located in the box on the reverse side.

REQUEST VIA:

Internet   Visit envisionreports.com/CFG
Phone   Call 1-866-641-4276
Email   Send an email to investorvote@computershare.com and include:
- "Proxy Materials Citizens Financial Group, Inc." in the subject line
- Your full name and address
- The number located in the box on the reverse side
- Statement that you want a paper copy of the meeting materials

PLEASE REVIEW THE MEETING MATERIALS

We encourage you to read the meeting documents found at envisionreports.com/CFG.

